Exhibit 95.1
Mine Safety Disclosures
Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act") and Item 104 of Regulation S-K (17 CFR 229.104) require certain disclosures by companies required to file periodic reports under the Securities Exchange Act of 1934, as amended, that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (as amended by the Mine Improvement and New Emergency Response Act of 2006, the "Mine Act").
Geaux Prop LLC ("Geaux Prop") is a wholly owned indirect subsidiary of Expand Energy Corporation ("Expand Energy"). Between March 15, 2024 and October 31, 2024, Geaux Prop acquired surface and sand rights on approximately 700 acres in Red River Parish, Louisiana to construct and operate an in-field sand mine to support Expand Energy's exploration and development activities. Geaux Prop began operating the mine in January 2025 and is subject to regulation by the federal Mine Safety and Health Administration ("MSHA") under the Mine Act. MSHA inspects mining facilities on a regular basis and issues citations and orders when it believes a violation of the Mine Act has occurred.
The MSHA, upon determination that a violation of the Mine Act has occurred, may issue a citation or an order which generally proposes civil penalties or fines upon the mine operator. Citations and orders may be appealed with the potential of reduced or dismissed penalties.
The table below reflects citations, orders, violations and proposed assessments issued to Geaux Prop by MSHA during the nine-month period ended September 30, 2025. Due to timing and other factors, the data may not agree with the mine data retrieval systems maintained by MSHA at www.MSHA.gov.

Geaux Prop Sand Mine 16-01618

Section 104 significant and substantial violations	—
Section 104(b) orders	—
Section 104(d) citations and orders	—
Section 110(b)(2) violations	—
Section 107(a) orders	—
Total dollar value of MSHA proposed assessments	$453
Total number of mining related fatalities	—
Received notice of pattern of violations under section 104(e)	No
Received notice of potential to have such pattern under section 104(e)	No
Legal actions pending before the Federal Mine Safety and Health Review Commission as of last day of period	—
Legal actions instituted during period	—
Legal actions resolved during period	—